Exhibit 4(i)

                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                        Home Office: Dallas, Texas 75201
         Administrative Office: 9920 Corporate Campus Drive, Suite 1000,
                           Louisville, Kentucky 40223

                      ELECTRONIC ADMINISTRATION ENDORSEMENT

Notwithstanding any provision to the contrary in the Contract to which this endorsement is attached, the Contract is amended as follows:

ELECTRONIC ADMINISTRATION SUMMARY
You, as Owner of the Contract, have consented to ELECTRONIC DELIVERY of information relating to the Contract and to the funds that serve as the Contract's investment options (the "Underlying Funds") ("ELECTRONIC ADMINISTRATION"). By consenting to Electronic Administration, you understand that:

         o After issuance of the Contract, all documents relating to your Contract will either be posted on the Company's website at Www.jeffnat.com ("Website") or delivered to your secure online account ("Online Account"). You may receive e-mail notification of postings and deliveries but we are not required to send such e-mails.

         o You are responsible for visiting the Website and your Online Account on a regular basis.

         o In order to get hard copies of these documents, you must print them from a computer. If you should elect to receive hard copies of the documents relating to your Contract from the Company (see Non-Electronic Administration below), you may be charged an additional fee for this service.

         o Notwithstanding the forgoing, the Company may require you to request and/or complete certain types of transactions in paper (for no additional fee).

CREATING AND MAINTAINING YOUR ONLINE ACCOUNT
To take full benefit of Electronic Administration, you must create your password-protected Online Account. You are responsible for visiting the Website and your Online Account on a regular basis and for maintaining regular and continuous Internet access in order to access all documents relating to your Contract.

You will have access to your Online Account even after you surrender or exchange the Contract. However, the Company reserves the right to delete your Online Account upon 30 days' notice to your Online Account.

ELECTRONIC DELIVERY OF INFORMATION TO THE WEBSITE AND YOUR ONLINE ACCOUNT Current prospectuses and all required reports for the Contract and Underlying Funds are available at the Website or through your Online Account. The Company will post updated prospectuses for the Contract and the Underlying Funds on the Website on or about May 1 of each year. Prospectuses may also be supplemented throughout the year.

The Company will deliver all other documents specific to your Contract - such as transaction confirmations and quarterly and/or annual statements to your secure Online Account.

MAINTAINING A VALID E-MAIL ADDRESS AND PASSWORD SECURITY
If you consent to Electronic Administration, you agree to maintain a valid e-mail address. You further agree to promptly notify the Company if your e-mail address changes. You may notify the Company by logging in to your Online Account and updating your contact information.

You further agree to maintain the confidentiality and use of your password(s). You understand that sharing your password with any third party authorizes that person to act on your behalf. The Company is not liable should others obtain and make use of your password(s), or should your Contract information be otherwise intercepted by others. You must immediately notify the Company if there is unauthorized use of your password or Contract information.

You may also submit requests for transactions and changes related to your Contract, through your Online Account. You are responsible for all transactions, data, information or requests transmitted using your password. You must immediately notify the Company if there is a discrepancy in your Online Account or Contract. If you fail to notify the Company of any discrepancy, neither the Company nor any of its employees, agents, affiliates, subsidiaries, consultants, or shareholders, will have any responsibility or liability to you or to any other person for any claims with respect to the handling, mishandling, or loss of any order.

Nothing in this endorsement shall be deemed a waiver of any rights or remedies that you have under federal securities laws.


JNL-4020                                                                   01/05

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MINIMUM SYSTEM REQUIREMENTS
Microsoft Internet Explorer 5.0 or Netscape 4.0 and Adobe Acrobat Reader.

The Company reserves the right to modify the minimum system requirements and will provide you with notice to your Online Account 30-days prior to any such change. Please refer to the Website for current Minimum System Requirements. You must have the minimum system requirements and Internet access for Electronic Administration of the Contract with the Company.

NON-ELECTRONIC ADMINISTRATION
You may withdraw your consent to Electronic Administration at any time by notifying the Company either in writing or through your Online Account. However, withdrawal of your consent to Electronic Administration may result in higher fees and charges under the contract.

After we process your withdrawal of consent to Electronic Administration, we will send paper copies of documents relating to your Contract. We may also post copies of this correspondence to your Online Account. Through Personal Preferences, you may select which specific documents (if less than all) you wish to receive in paper.

At anytime, you may notify us that you again consent to Electronic Administration. After we process your consent to Electronic Administration, you will no longer receive paper copies of the documents related to the Contract and all documents must be obtained through the Website or your Online Account.


Jefferson National Life Insurance Company.




            /s/ Lawrence P. Greenburg                 /s/ Craig A. Hawley
                President.                                Secretary.






JNL-4020                                                                   01/05